Mail Stop 4561

February 22, 2007

Eric Boehnke, President
Southern Star Energy, Inc.
#307 – 1178 Hamilton Street
Vancouver, British Columbia V6B 2S2

> **RE:** **Southern Star Energy, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **File No. 0-52106**
> **Date Filed: February 15, 2007**

Dear Mr. Boehnke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We note your revisions in response to comment 2 of our letter dated January 12, 2007. Please provide the full information required by Item 14(e) of Form S-4 as required by Item 14(c)(1) of Schedule 14A.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Cam McTavish
        by facsimile at (604) 687-6314